Mewbourne Energy Partners 07-A, L.P.

3901 South Broadway

Tyler, Texas 75701

July 10, 2008

Via EDGAR and First Class Mail

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 7010 Washington, D.C. 20549-7010
Attention:	H. Roger Schwall
Assistant Director

Re:	Mewbourne Energy Partners 07-A, L.P.

Amendment No. 1 to Form 10

Filed June 20, 2008

File No. 0-53190

Dear Mr. Schwall:

Set forth below is the response of Mewbourne Energy Partners 07-A, L.P., a Delaware limited partnership (the “Partnership”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 7, 2008 (the “Comment Letter”), with respect to the Partnership’s Amendment No. 1 to Form 10 filed with the Commission on June 20, 2008, File No. 0-53190. For your convenience, the Staff’s comment is reproduced below in italics and has been numbered to correspond with the comment in the Comment Letter.

Business, page 2

1.	We note your response to prior comment eight and the description of the Drilling Program Agreement. Although you provide a cross reference to the more detailed disclosure commencing on page 18, you should facilitate securityholders’ understanding of the program by disaggregating the description of the Drilling Program Agreement from the description of the Partnership Agreement. Also, please include under this heading, a cross-reference to the more detailed disclosure regarding the allocation of costs and revenues that appears on page 13 of the registration statement.

RESPONSE: Pursuant to the July 9, 2008 telephone conversation between Sean Donahue of the Staff and Robert B. Little of Vinson & Elkins L.L.P., outside counsel to the Partnership, the Partnership agrees to comply with the foregoing comment in its future filings with the Commission.

Securities and Exchange Commission

July 10, 2008

Please direct any questions or comments regarding the foregoing to me at (903) 561-2900 or Robert B. Little of Vinson & Elkins L.L.P. at (214) 220-7931.

Sincerely,

MEWBOURNE ENERGY PARTNERS 07-A, L.P.

By:	Mewbourne Development Corporation, its managing general partner

/s/ J. Roe Buckley
J. Roe Buckley
Executive Vice President and Chief Financial Officer

cc:	Robert B. Little, Vinson & Elkins L.L.P.